Exhibit 99.1

ORIGIN AGRITECH ANNOUNCES BIOTECHNOLOGY TRAIT PIPELINE UPDATE

Exciting Milestone AcheivementsRelated to Company’s Pillar I & II Platforms

DES MOINES, Iowa–December 14, 2016– Origin Agritech Ltd. (Nasdaq: SEED)(“the Company” or “Origin”),an agricultural biotechnologytrait and corn seed provider, todayreleased a progress updateon long-term growth platforms (Strategic Pillars I and II) whichare focused on the development and future launch of high value biotechnology traits and products in corn.

“We have very exciting news on key milestone achievementsfor our biotechnology research program,” said Dr. Bill Niebur, Origin Chief Executive Officer.

- Comprehensive data packages have been submittedfor our leading biotechnology traits, insect resistance and herbicide tolerance,as required for China regulatory Safety Certificate (Phase 5) issuance.

- Origin’s first generation biotechnology trait for insect resistance and herbicide tolerance (PEST/WEED) has been successfully exported from China to the U.S.with permits from the Chinese and U.S. governments. This initiates the global regulatory approval process and represents the first export of such technology by a Chinese company to a strategicpartner based in the U.S.

“These approval steps underscore the Ministry of Agriculture (MOA), Chinese Academy of Agricultural Science (CAAS) and Origin’s commitment to contributing to strong technology relationships, seed industry innovation, global compliance, improved competitiveness of the Chinese ag tech industry and the critical effort on food security,” Dr. Niebur said.

 “I am pleased to announce to stakeholders our recent achievements in the strategic pillars of our business,” said Dr. Jihong Liang, Origin Chief Technology Officer.

Pillar I: China-based biotech traits & seed products

Progress Update

•	In 2016, Origin completed the laboratory and field production trials for its first generation PEST/WEED trait. In these trials, molecular characteristics, field efficacy, environmental safety and food safety were thoroughly evaluated and the results met criticalbiosafety regulation standards.

•	Dossiers summarizing the laboratoryand field-test studies internal to Origin and in collaboration with third party research labs were submitted in Novemberto request Phase 5 Safety Certificate approval.

•	In 2017, Origin’s first generation WEED and PEST/WEED traits will beincorporated into the elite corn inbred lines of Origin andinto the products ofleading Chinese seed industrypartners preparing for future regulatory approval and commercialization.

Pillar II: Global biotech trait development

Progress Update

•	Parallel to the milestones achieved in Pillar I, Origin has made strong progress in seeking globalapproval for our lead biotechnologytrait event (PEST/WEED).

•	Origin has successfully requested and received the first transgenic corn seed export permit from China’sGovernment agencies, following required protocols. Our U.S.collaborator has secured an importation permit for these seeds from the United States Department of Agriculture(“USDA”). In late 2016 corn seeds containing our lead trait event and a back-up were successfully shipped from China to the US and planted in a USDA designated greenhouse.

•	Corn seeds carrying Origin’s insect resistance and herbicide tolerance technologies developed in China will enter collaborative field experiments next summer to conduct testing required by the USDA, Environmental Protection Agency(EPA) and the Food and Drug Administration(FDA).

“We are extremely pleased with the latest advances in our Pillar I and II growth platforms. Our goal to become the preferred technology partner for and from China has been enhanced through the science and collaboration described today,” said Dr. Niebur.“In addition to today’s announcement, we look forward to providing future updates on Origin’s Pillar III North American non-GM/Organic business launch,as well as review of our full year 2016 financial results.”

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Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements are: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting products based on biotechnology and, in general, for products for the agriculture industry; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect demand as well as availability of products for the agriculture industry; ability to protect and enforce the company's intellectual property rights; and successful integration of acquired businesses and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

CONTACT:

Media:

Jeff Patch

Office: (515) 226-0818

Email: jpatch@thinkwixted.com

Investors:

Bill Zima

Phone: (203) 682-8233

Email: Bill.zima@icrinc.com